SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$20.44/share (Bovespa)
NETC: US$11.76/ADR (Nasdaq)
XNET: EUR7.8/share (Latibex)
Total Shares: 335,055,477
Market Capitalization: R$ 6.8 billion
Closing Price: January 31, 2008

2007 Earnings Release

São Paulo, January 31, 2008 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable company in Latin America, with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), announces today its results for the fourth quarter of 2007 (“4Q07”) and fiscal year 2007.

Except where stated otherwise, the following financial and operating data are presented in accordance with Brazilian Corporate Law (“BR GAAP”) on consolidated, unaudited and proforma bases, and for comparison purposes include the results of Vivax S.A. (“Vivax”) in NET’s consolidated results as if the acquisition had actually occurred on January 1, 2006. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR GAAP and US GAAP are due to the appreciation of 2.9% in the average exchange rate of the Brazilian real against the U.S. dollar in the period and by the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	4Q07	4Q06	Var.	2007(e)	2006	Var.
(R$ million, excepted otherwise indicated)			4Q07x4Q06			2007x2006
Net Revenue	799	619	29%	2,902	2,267	28%
EBITDA(a)	216	176	23%	804	639	26%
EBITDA Margin	27%	28%		28%	28%
Net Income	96	28	243%	208	83	28%

Net Debt	555	530	5%
Net Debt / EBITDA (last 12 months)	0.69x	0.83x
Net Debt / EV(b)	0.07x	0.06x
Operating Highlights
Homes Passed (thousand)	9,042	8,408	8%
Bidirectional Homes Passed (thousand)	6,448	4,151	55%
Digital Homes Passed (thousand)	7,275	4,106	77%

Pay TV Client base (thousand)
Connected Clients	2,475	2,142	16%
Penetration over Homes Passed	27%	25%
Churn Rate – last 12 months	15%	14%

Digital Video Client Base (thousand)
Connected Clients	604	181	234%
Penetration over Homes Passed	8%	4%

Broadband Client Base (thousand)
Connected Clients	1,423	864	65%
Penetration over Homes Passed	22%	21%
Churn Rate – last 12 months	17%	16%

Voice Service Client Base (thousand)
Connected Clients	567	182	212%
Penetration over bidirectional homes	9%	4%

Revenue Generating Units(c) (thousand)	5,071	3,366	51%
Client ARPU (R$/subscriber) (d)	131.34	120.51	9%
Number of employees	8,151	6,163	32%

(a) EBITDA does not represent an accounting line or cash flow for the periods indicated, and thus should not be considered an alternative measure of net income (loss), an indicator of operating performance, or an alternative to cash flow as a source of liquidity. Moreover, the definition of EBITDA may not be comparable to the definition of EBITDA used by other companies.
(b) Firm Value calculated based on the price of the preferred shares on the ending date of the respective quarters multiplied by the total number of shares, plus net debt on the same date.
(c) Sum of Pay TV, Digital Video, Broadband and Voice services.
(d) Composed of the sum of gross revenue from subscriptions, PPV and other revenue related to the provision of services, divided by the average number of Pay TV clients connected and exclusive broadband and voice clients.
(e) Cumulative EBITDA and Net Income in the 12 months of 2007 exclude the equalizations effected at Vivax in the 2Q07.

IR	Marcio Minoru Miyakava	Maria Siqueira
Contacts:	+55 (11) 2111-2811	+55 (11) 2111-2873
	minoru@netservicos.com.br	maria.siqueira@netservicos.com.br

4Q07 Earnings Results
January 31st , 2008
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EXECUTIVE SUMMARY

The results presented and analyzed below show how NET has been consistently executing its strategy of accelerated growth while remaining within the profitability levels considered adequate for the Company’s sustainability over the long term. Although it operates in highly competitive markets, NET once again managed to increase market share in its three main products, supported by its full range of programming; exclusive broadband speeds for truly fast connections; full and attractive voice package; and high standards of quality. The investment in the network to expand bidirectional capacity has proven to be an important part of the Company’s strategy of increasingly becoming a multiservice company and consolidating its position in the market as a major provider of converging services through NET Combo, an integrated bundle of video, data and voice services.

The pay TV subscriber base reached 2,475,000 at the end of 2007, expanding by 16% from 2,142,000 subscribers in the previous year; the broadband subscriber base increased to 1,424,000, growing by 65% from 864,000; and the voice subscriber base totaled 567,000, expanding by 212% (all figures in relation to yearend 2006).

Net Revenue climbed by 28.0% to R$ 2,901.9 million, compared with R$ 2,266.7 million in 2006. Average Revenue per User (ARPU) grew 9% in the year to R$ 131.34, from R$ 120.51 in 2006. The main drivers of these increases were the growth in the subscriber base and the Company's ability to sell to its clients not only more products, but also products with higher value added.

Operating Costs in 2007 stood at R$ 1,379.7 million, growing by 30.7% in relation the R$ 1,056.0 million recorded the year before. Programming Costs increased by 20.1% in the year, mainly due to the higher number of Pay TV subscribers, while Other Operating Costs, comprised mainly of costs with the call center and the contracting of bandwidth for Internet service (link), rose by 75.9% in the period. The higher costs with the call center were due to the changes in the customer service model and the subsequent resizing of the call center, with the aim not only of serving a larger customer base, but also of addressing a greater number of issues as a result of the more diversified offering of products and services. The higher link costs were due not only to the larger broadband subscriber base, but also to the greater number of users contracting high-speed connections.

Selling, general and administrative expenses (SG&A) totaled R$ 735.6 million in 2007, 35.9% higher than the R$ 541.4 million recorded in 2006. Selling Expenses were up 23.5%, driven by higher expenses with sales commissions because of the higher sales volume in the year, as well as higher expenses with advertising campaigns. General and Administrative Expenses increased by 17.4%, owing mainly to higher expenses with consulting services related to the acquisition and integration of Vivax. Other General and Administrative Expenses increased in relation to a year earlier, mainly due to the nonrecurring equalization of accounting estimates for tax and labor contingencies and the fact that there were several reversals of contingencies in 2006.

Consolidated EBITDA was R$ 804.3 million in 2007, up 25.9% in relation to the R$ 638.7 million reported in 2006. EBITDA margin remained stable at 28%, within the range considered adequate by the company, given the Company’s execution of a strategy of strong organic growth in a highly competitive scenario.

OPERATING PERFORMANCE

• Revenue Generating Unit (“RGU”), the sum of the services – pay TV, digital video, broadband and voice – offered by the Company, closed the quarter at 5,071,000, an increase of 51% in relation to yearend 2006. This increase in RGUs shows that the Company is successfully executing its strategy of focusing on sales of NET Combo, on campaigns to migrate customers from analog packages to digital packages, and on incentives for customers to acquire more services.

• Pay TV churn rate in the last 12 months stood at 15.4% , up from 14.0% in 4Q06, fueled mainly by involuntary disconnections. This increase in involuntary disconnections is due to the disconnections in 4Q07, most likely due to the higher percentage of the codified network. The number of disconnections solicited by clients remained practically unchanged, with a low percentage leaving the base due to dissatisfaction with the service or to migrate to the competition.

• Pay TV net additions in the fourth quarter slowed by 19% to 73,100, versus 90,300 in the same quarter a year earlier. In 2007, net additions totaled 333,700, up 9% from the 306,100 net connections in 2006. The main reason for this slowed in 4Q07 was the higher number of net disconnection, once the number of installations grew 7% in comparison of 4Q06.

4Q07 Earnings Results
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• Pay TV client base reached 2,475,000, 16% higher than the 2,142,000 recorded in the same period the year before. The main drivers of this increase were the diversification of the sales channels, the strategy of creating higher value added products, and the continued low churn rate

• Digital video client base closed the year with 604,000 subscribers, up 234% compared to the 181,000 subscribers at yearend 2006. The increase was due to the investments to expand the digital coverage area and to acquire digital decoders, as well as the campaigns and incentives targeting subscribers most likely to migrate.

• Broadband net additions totaled 136,000 in the fourth quarter, an increase of 23% in relation to the 111,000 net additions recorded in 4Q06. Net broadband additions in 2007 rose by 36% to 561,000, from 412,000 in 2006. The main drivers of this growth were the expansion in the market, the investment to increase the number of homes with bidirectional technology activated, and the intensification of campaigns to sell NET Combo products.

• Broadband churn rate in the last 12 months stood at 17.1% at the close of the quarter, up from 15.9% at the close of 4Q06. The higher churn rate is due to the Pay TV disconnection actions, with an increase in involuntary disconnections.

• Broadband client base closed 2007 with 1,423,000 subscribers, 65% more than the 864,000 a year earlier. One of the main factors behind this result is the exclusive product line, especially the high connections speeds.

• NET Fone Via Embratel client base reached 567,000 subscribers, 212% higher than in 2006. The result is mainly due to the fact that this product is strongly linked with broadband service, as well as the product’s strong cost-benefit appeal for clients that already have the product or are acquiring it together with the Company's broadband service.

• The decision to segregate the call center by expertise rather than by geographic location has been generating the expected results. In 4Q07, the number of calls answered exceeded 95%, and in 80% of the cases the call was answered within 10 seconds. The established customer service targets are very rigorous, and to consistently achieve them NET implements regular training programs so that the call center maintains its positive trend of always better understanding and resolving any questions or problems that subscribers may have.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1. Consolidated gross revenue1 totaled R$ 1,033.8 million in the 4Q07, 29.6% higher than the R$ 797.7 million recorded in the 4Q06. In fiscal year 2007 this revenue grew by 29.5% to R$ 3,759.9 million, from R$ 2,904.4 million in 2006. The main driver of this result was the increase in Subscription Revenue, which is described in greater detail below:

1.1. Subscription revenue2 totaled R$ 936.4 million, up by 26.7% on the R$ 738.8 million posted in the 4Q06. In the year subscription revenue was R$ 3,431.4 million, up 27.4% on the R$ 2,693.8 million posted in 2006, mainly owing to the growth in the pay-TV and broadband bases in the period. As a percentage of the company’s total revenue, subscription revenue declined from 93% to 91% in both the fourth quarter and the year.

1.2. Hook-up revenue3 in the quarter stood at R$ 12.2 million, down 1.2% in relation to the R$ 12.3 million recorded in the 4Q06, driven by the higher volume of loyalty bundles, through which subscribers may even be exempt from this fee. In 2007, sales of loyalty bundles rose by 9.5% to R$ 44.1 million, versus R$ 40.3 million in 2006.

1.3. PPV revenue4 amounted to R$ 29.5 million in the 4Q07, up by 36.0% on the R$ 21.7 million reported in the 4Q06. In full year 2007 this revenue grew by 43.3% to R$ 103.9 million, from

_______________________________________

1 In US GAAP, Gross Revenue grew by 55.5%, from US$ 372.4 million in the 4Q06 to US$ 579.0 million in the 4Q07. In 2007, Gross Revenue grew by 44.6% to US$ 1,937.2 million, from US$ 1,340.1 million in 2006.
2 In US GAAP, Subscription Revenue grew by 53.7%, from US$ 340.8 million in the 4Q06 to US$ 524.0 million in the 4Q07. In 2007, Subscription Revenue grew by 43.8% to US$ 1,768.3 million, from US$ 1,229.7 million in 2006.
3 In US GAAP, Hook-up Revenue fell by 59.1%, from US$ 9.0 million in the 4Q06 to US$ 3.7 million in the 4Q07. In 2007, Hook-up Revenue fell by 55.8% to US$ 14.5 million, from US$ 32.8 million in 2006.
4 In US GAAP, PPV Revenue rose by 105.0%, from US$ 9.9 million in the 4Q06 to US$ 20.3 million in the 4Q07. In 2007, PPV Revenue grew by 79.5% to US$ 59.5 million, from US$ 33.1 million in 2006.
5 In US GAAP, Other Revenue increased by 145.0%, from US$ 12.7 million in the 4Q06 to US$ 31.0 million in the 4Q07. In 2007, Other Revenue grew to US$ 94.9 million, from US$ 44.5 million in 2006.
6 In US GAAP, Services and Other Taxes grew by 59.2%, from US$ 82.6 million in the 4Q06 to US$ 131.6 million in the 4Q07. In 2007, Services and Other Taxes grew by 51.6% to US$ 441.9 million, from US$ 291.5 million in 2006.

4Q07 Earnings Results
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R$ 72.5 million a year earlier. The higher PPV revenue was chiefly due to the increase in the base of the Sócio Premiere channel, which broadcasts the Brazilian Football Championship and regional championships. PPV movie sales have also been fueled by the larger digital subscriber base.

1.4. Other revenue5 climbed by 124.6% to R$ 55.7 million in the 4Q07, versus R$ 24.8 million in the 4Q06. In 2007 other revenue grew by 84.6% to R$ 180.5 million, from R$ 97.7 million in 2006. The main driver of this increase was Net Fone revenue, which has been fueled by the larger subscriber base as well as greater use of the product by clients. Other Revenue as a share of total net revenue increased from 4% to 6% in the year.

2. Sales Deductions6, which includes taxes and cancellations, increased by 31.3% to R$ 235.0 million in the 4Q07, from R$ 179.0 million in the 4Q06. In 2007 sales grew by 34.6% to R$ 858.1 million, from R$ 637.7 million in 2006. The higher sales deductions were due to the faster growth in broadband revenue in relation to pay-TV revenue, since higher tax rates are applicable on broadband services. Deductions from sales as a percentage of net revenue increased from 22% to 23%.

3. Net revenue7 totaled R$ 798.7 million in the 4Q07, 29.1% up on the R$ 618.7 million reported in the 4Q06, while in 2007 net revenue grew by 28.0% to R$ 2.901.9 million, from R$ 2,266.7 million in 2006. Despite the competitive scenario and the Company’s strong growth, NET has not changed its price list and is implementing its strategy of selling more products to customers, with this growth in turn fueling revenue growth.

4. Operating costs8 stood at R$ 383.7 million in the quarter, 34.1% higher than the R$ 286.1 million recorded in the 4Q06. In 2007, operating costs grew by 30.7% to R$ 1,379.7 million, from R$ 1,056.0 million in 2006. This increase was due to:

4.1. Costs with Programming and Royalties9 amounted to R$ 193.7 million, up 18.4% on the R$ 163.6 million recorded in the 4Q06. In 2007 these costs increased by 20.1% to R$ 615.5 million, from R$ 739.6 million in 2006, mainly owing to the growth in the pay-TV and broadband bases in the period. In 2007, in addition to the growth in the subscriber base, the increase in these costs was also due to adjustments in accordance with the IGP-M inflation index in the contractual price of programming providers. As a share of total net revenue, Programming and Royalty costs in both the quarter and year fell from 26% and 27%, respectively, to 24% and 25%.

4.2. Network expenses10 came to R$ 42.9 million in the quarter, up by 30.4% on the R$ 32.9 million recorded in the 4Q06. This increase was due to the higher expenses with pole rent as a result of contractual adjustments, and with vehicle rentals due to growth in field personnel and higher general maintenance expenses, such as insurance and freight. In 2007, network expenses grew by 17.9% to R$ 137.8 million, from R$ 116.9 million in 2006. In addition to the pole and vehicle rental expenses, the increase in 2007 was also impacted by expenses with the substitution of analogical decoders for digital ones, as well as the repair of analogical decoders for reuse with new customers acquiring analogical packages. Network expenses as a share of net revenue remained stable at 5%.

4.3. Costs with Loyalty marketing11 in the quarter fell by 11.8% to R$ 4.1 million, from R$ 4.7 million in the 4Q06. In 2007, loyalty marketing declined by 11.2% to R$ 15.6 million, from R$ 17.6 million in 2006. The lower costs were driven primarily by lower costs with creating the local information channel, which is produced by the company to communicate with its subscribers, and by the lower circulation of the magazine “Monet”.

4.4. Payroll and benefits12 came to R$ 43.9 million, up by 51.3% over the R$ 29.0 million recorded in the 4Q06. In 2007, costs with payroll and benefits grew by 28.9% to R$ 141.3 million, from R$ 109.6 million in 2006. This upturn is due to the necessary increase in the number of employees in the technical, maintenance and installation areas to accompany the company’s growth. This cost remained stable at 5% of net revenue.

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7 In US GAAP, Net Revenue rose by 54.4%, from US$ 289.8 million in the 4Q06 to US$ 447.4 million in the 4Q07. Net Revenue grew from US$ 1,048.6 million in 2006 to US$ 1,495.3 million in 2007.
8 In US GAAP, Operating Costs grew by 62.9%, from US$ 132.3 million in the 4Q06 to US$ 215.5 million in the 4Q07. In 2007, Operating Costs increased by 46.7% to US$ 709.5 million, from US$ 483.5 million in 2006.
9 In US GAAP, Programming and Royalties increased by 48.8%, from US$ 72.7 million in the 4Q06 to US$ 108.2 million in the 4Q07. In 2007, Costs with Programming and Royalties increased by 35.5% to US$ 378.4 million, from US$ 279.3 million in 2006.
10 In US GAAP, Network expenses moved up by 19.7%, from US$ 17.4 million in the 4Q06 to US$ 20.9 million in the 4Q07. In 2007, Network Expenses declined by 19.7% to US$ 66.0 million, from US$ 66.8 million in 2006.
11 In US GAAP, Costs with Loyalty Marketing declined by 5.4%, from US$ 2.4 million in the 4Q06 to US$ 2.3 million in the 4Q07. In 2007, these costs remeained stable in relation to 2006 at US$ 8.0 million.
12 In US GAAP, Payroll and Benefits increased by 78.3%, from US$ 13.8 million in the 4Q06 to US$ 24.6 million in the 4Q07. In 2007, Payroll and Benefits increased by 65.5% to US$ 71.8 million, from US$ 43.4 million in 2006.

4Q07 Earnings Results
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4.5. Other Operating Costs13 were R$ 99.1 million in the quarter, up 77.1% on the R$ 55.9 million in 4Q06. In the full year, these costs climbed by 75.9% to R$ 345.4 million, compared with R$ 196.4 million in 2006. The increase was driven by higher costs with contracting bandwidth for internet access, the call center and outsourced services. The higher costs with contracting bandwidth for internet access were due not only to growth in the subscriber base, but also to the migration of clients to higher connection speeds. In the case of the call center, a change was made in the operating model to adapt customer service to the new demand, given the complexity generated by new products and services, with costs rising mainly because of the resizing required to adapt to this new model. As a percentage of net revenue, other operating costs increased from 9% to 12% in both the quarter and the year.

5. Selling general and administrative expenses14 (SG&A) totaled R$ 190.8 million in the quarter, 26.4% higher than the R$150.9 million recorded in the 4Q06. In the year, SG&A expenses rose by 35.9% to R$ 735.6 million, from R$ 541.4 million in 2006, owing mainly to the factors described below:

5.1. Selling expenses15 moved up by 26.8% in the quarter to R$ 70.0 million, from R$ 55.2 million in the 4Q06. In 2007, selling expenses increased by 23.5% to R$ 260.4 million, from R$ 210.9 million in 2006. This upturn was mainly attributable to an increase in sales commissions as a result of the higher sales volumes in the year and higher expenses with advertising campaigns and payroll as a result of the higher headcount in the sales department. As a percentage of net revenue, these expenses remained stable at 9%.

5.2. General and administrative expenses16 stood at R$ 109.9 million in the quarter, up 4.0% on the R$105.8 million recorded in the 4Q06. In the full year, G&A expenses grew by 17.4% to R$ 418.9 million, compared with R$ 356.7 million in 2006. In the quarter, G&A expenses stayed at practically the same level as the previous quarter, demonstrating that these expenses are being properly controlled. In the full year, the increase was mainly due to higher expenses with consulting services related to the integration of Vivax.

5.3. Other administrative expenses/income17 posted an expense of R$ 10.8 million in the quarter, versus income of R$10.1 million in the 4Q06. In the full year, this line posted an expense of R$ 56.3 million, versus income of R$ 26.2 million in 2006. The quarterly result was due to the reversal of civil, tax and labor contingencies made in the 4Q06 owing to the payment of ICMS state value added tax resulting from the ruling in favor of the São Paulo State Tax Secretariat, while in the 4Q07 contingencies were made, in particular for potential civil and tax liabilities. The year-to-year result was due to the nonrecurring equalization of accounting estimates for tax and labor contingencies made at Vivax.

6. The Provision for Bad Debt18 increased by 46.0% to R$ 8.6 million, from R$5.9 million in the 4Q06. In the full year, this provision increased by 22.8% to R$ 37.6 million, compared with R$ 30.7 million in 2006. However, as a percentage of net revenue, the provision for bad debt remained stable at 1%, demonstrating the high quality of the company’s client portfolio and an effective policy for disconnection of delinquent subscribers.

7. Consolidated EBITDA19 totaled R$215.6 million, growing by 22.6% in relation to the R$ 175.8 million reported in the 4Q06, with EBITDA margin edging down to 27% from 28%. In full year 2007, consolidated EBITDA was R$ 804.3 million, rising by 25.9% from the R$ 638.7 million reported in 2006, with EBITDA margin stable at 28% and staying within the range considered adequate by the company, given the execution of a strategy of strong organic growth in a highly competitive scenario.

8. Depreciation and amortization20 expenses amounted to R$ 129.2 million in the quarter, 82.3% higher than the R$ 70.9 million posted in the 4Q06. In the full year, these expenses stood at R$ 485.5

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13 In US GAAP, Other Operating Expenses increased by 129.1%, from US$ 26.0 million in the 4Q06 to US$ 59.6 million in the 4Q07. In 2007, Other Operating Expenses increased by 115.3% to US$ 185.3 million, from US$ 86 million in 2006.
14 In US GAAP, SG&A increased by 57.8%, from US$ 67.5 million in the 4Q06 to US$ 106.6 million in the 4Q07. In 2007, SG&A increased by 43.5% to US$ 355.9 million, from US$ 247.9 million in 2006.
15 In US GAAP, Selling Expenses increased by 53.1%, from US$ 25.6million in the 4Q06 to US$ 39.2 million in the 4Q07. In 2007, Selling Expenses increased by 39.7% to US$ 135.2 million, from US$ 96.8 million in 2006.
16 In US GAAP, General and Administrative Expenses increased by 36.3%, from US$ 45.2 million in the 4Q06 to US$ 61.6 million in the 4Q07. In 2007, G&A increased by 33.3% to US$ 214.8 million, from US$ 161.2 million in 2006.
17 In US GAAP, Other Administrative Expenses/Revenues moved from positive US$ 3.2 million in the 4Q06 to negative US$ 5.8 million in the 4Q07. In 2007, this line posted an expense of US$ 5.8 million, versus revenue of US$ 10.0 million in 2006.
18 In US GAAP, Provision for Bad Debt increased by 76.0% in the quarter to US$ 4.8 million, from US$ 2.8 million in 4Q06. In 2007, Provision for Bad Debt increased by 19.5% to US$ 16.8 million, from US$ 14.0 million in 2006.
19 In US GAAP, EBITDA grew by 38.2%, from US$ 87.2 million in the 4Q06 to US$ 120.5 million in the 4Q07. In 2007, EBITDA increased by 36.3% to US$ 413.2 million, from US$ 303.1 million in 2006.
20 In US GAAP, Depreciation and Amortization expenses rose by 60.4%, from US$ 37.7 million in the 4Q06 to US$ 60.5 million in the 4Q07. In 2007, Depreciation and Amortization increased by 76.9% to US$ 219.3 million, from US$ 124.0 million in 2006.

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million, compared with R$ 273.6 million in 2006. The increase was primarily due to the reassessment of the useful life of fixed assets at the beginning of the year and the start of amortization of goodwill at Vivax.

9. As a result of higher Depreciation and Amortization expenses, consolidated EBIT21 (earnings before interest and tax) declined by 17.6% to R$ 86.4 million in the quarter, from R$ 104.9 million in the 4Q06, and by 12.7% in the full year to R$ 318.8 million, versus R$ 365.1 million in 2006.

NET FINANCIAL RESULT

(R$ thousand)	4Q07	4Q06	2007	2006

Net Financial Result	(17,122)	(39,339)	(114,780)	(155,676)

Monetary Indexation, net	(824)	186	(1,624)	(1,725)
Gain (loss) on exchange rate, net	10,748	5,223	56,176	24,818
Financial expenses	(45,462)	(59,907)	(249,600)	(242,651)
Financial income	18,416	15,160	80,267	63,881

Result from the sale of property and equipment	(2,689)	(4,101)	(6,569)	(6,665)
Other (non operating)	(1,981)	205	(1,233)	965

1. The Net Financial Result in the quarter was an expense of R$ 17.1 million, versus R$ 39.3 million in the 4Q06. In 2007, the net financial result was an expense of R$ 114.8 million, versus an expense of R$ 155.7 million in 2006. This result is explained by the following factors:

1.1. Net Monetary Indexation22 was negative R$0.8 million, versus positive R$ 0.2 million in the 4Q06. In 2007, net monetary indexation was negative R$ 1.6 million, versus negative R$ 1.7 million in 2006. The result is due to the acceleration in the IGP-M inflation index, which is used to adjust balances with programming providers.

1.2. Net Exchange Rate Gain (Loss)23 recorded a gain of R$ 10.7 million, versus a gain of R$ 5.2 million in 4Q06. In the full year, the net exchange rate variation also posted a gain, of R$ 56.2 million, compared with R$ 24.8 million in 2006. The result was chiefly due to the exchange gains on the balance of perpetual bonds, which were issued only in late 4Q06.

1.3. Financial expenses24 came to R$ 45.5 million in the quarter, down 24.1% on the R$ 59.9 million reported in the 4Q06. The main factor in the decline is the reduction in expenses with hedges and expenses with CPMF tax on financial transactions. In the full year, this line increased to R$ 249.6 million, from R$ 242.7 million in 2006, mainly owing to the interest and penalties on contingencies at Vivax.

1.4. Financial income25 totaled R$ 18.4 million in the quarter, up 21.5% on the R$ 15.2 million posted in the 4Q06. In full year 2007, financial income increased by 25.7% to R$ 80.3 million, from R$ 63.9 million in 2006, due to the higher balance of financial investments.

INCOME TAX AND NET INCOME

(R$ thousand)	4Q07	4Q06	2007	2006
Income Tax and Social Contribution	30,956	(33,839)	(142,962)	(41,958)
Current	(14,451)	(3,631)	(46,988)	(30,618)

Deferred	45,407	(30,208)	(95,974)	(11,340)
Constitution of Tax Loss Carryforward and and Temporary Differences	66,653	(8,962)	(74,728)	9,906
Goodwill Amortization	(21,246)	(21,246)	(21,246)	(21,246)

1. The net balance of Income Tax and Social Contribution Tax27 (current and deferred) in the quarter was R$ 30.1 million, versus a negative balance of R$ 33.8 million in the 4Q06. In the year, expenses with Income Tax and Social Contribution Tax rose to R$ 143.0 million, from R$ 42.0 million in 2006.

_______________________________________

21 In US GAAP, EBIT dropped by 17.1%, from US$ 50.0 million in the 4Q06 to US$ 58.6 million in the 4Q07. In 2007, EBIT increased by 4.6% to US$ 187.4 million, from US$ 179.1 million in 2006.
22 In US GAAP, Monetary Indexation moved from positive US$ 0.1 million in the 4Q06 to negative US$ 0.3 million in the 4Q07. In 2007, Monetary Indexation was negative US$ 0.1 million, compared to negative US$ 0.8 million in 2006.
23 In US GAAP, on Exchange Rate Gain (Loss) increased by 135.7%, from US$ 2.0 million in 4Q06 to US$ 4.8 million in 4Q07. In 2007, this line increased by 136.2% to US$ 28.2 million, from US$ 12.0 million in 2006.
24 In US GAAP, Financial expenses increased 3.5%, from US$ 23.6 million in the 4Q06 to US$ 24.4 million in the 4Q07. In 2007, financial expenses increased by 5.9% to US$ 104.2 million, from US$ 98.4 million in 2006.
25 In US GAAP, Financial Income decreased by 78.7%, from US$ 48.3 million in the 4Q06 to US$ 10.3 million in the 4Q07. In 2007, Financial Income decline by 41.5% to US$ 40.8 million, from US$ 69.8 million in 2006.
27 In US GAAP, Income Tax and Social Contribution Tax declined from R$ 51.4 million in the 4Q06 to R$ 19.45 million in the 4Q07. In 2007, Income Tax and Social Contribution Tax fell to US$ 25.2 million, from US$ 73.1 million in 2006.

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1.1. Current expenditure with Income Tax and Social Contribution Tax rose to R$ 14.5 million in the quarter, from R$ 3.6 million in the 4Q06. In 2007, this expenditure grew by 53.5% to R$ 47.0 million, from R$ 30.6 million in 2006. The main driver of this higher expenditure was the higher profitability of subsidiaries, which increased taxable income.

1.2. The net balance of deferred Income Tax and Social Contribution Tax in the quarter was R$ 45.4 million, versus a negative balance of R$ 30.2 million in the 4Q06. In the full year, deferred Income Tax and Social Contribution Tax posted a negative balance of R$ 96.0 million, versus negative R$ 11.3 million in 2006. The quarterly result was due to the creation of tax credits in the amount of R$ 66.7 million in certain subsidiaries, versus practically neutral net tax credit creation in 4Q06. In the year, the creation of tax credits was offset by the reversal of tax credits at Vivax in the amount of R$ 82.1 million, since Vivax is included in the project to merge subsidiaries, and therefore these tax credits are not expected to be used.

2. The Company closed the quarter with Net Income28 of R$ 95.6 million, versus R$ 27.8 million in the 4Q06, an increase of 243.3% . Net income in fiscal year 2007 grew by 150.5% to R$ 207.8 million, compared with the R$ 82.9 million reported a year earlier. These figures show that the operational strategy and execution of growth with adequate profitability is resulting in profitability that is sustainable over the long term.

DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousand	4Q07	4Q06

Short Term Debt	24,668	12,471

Interests	10,898	12,471
Finame	13,770	-

Long Term Debt	1,099,975	1,120,700

Debentures 6th issuance	580,000	580,000
Perpetual Notes	265,695	320,700
Finame	84,280	-
CCB	170,000	220,000

Total Debt	1,124,643	1,133,171

Cash and Cash Equivalents	569,606	602,856

Net Debt	555,037	530,315

US dollar-denominated debt	265,695	320,700
	23.6%	28.3%
Brazilian real-denominated debt	858,948	812,471
	76.4%	71.7%

Sum may not mach due to rounding

• Over the quarter, the company continued raising funds through the Finame program to finance the acquisition of equipment, in the amount of R$ 31.2 million. Finame funding in the full year totaled R$ 98.1 million.

• The Company’s Consolidated Gross Debt, including both principal and interest, closed the quarter at R$1,124.6 million, practically unchanged in relation to the R$ 1,133.2 million at the close of 2006. Even with the funds raised through the Finame program, the appreciation in the Brazilian real reduced the equivalent value denominated in real of the perpetual bonds, which kept the debt level stable. Total debt denominated in foreign currency declined from 28.3% at end 2006 to 23.6% at end 2007.

• Cash and cash equivalents fell by 5.5% to R$ 596.6 million, from R$ 602.9 million in 2006, even with the acceleration in investments in 2007, demonstrating that the level of cash is sufficient to support the company's level of liquidity.

_______________________________________

28 In US GAAP, Net Income fell from US$ 128.2 million in the 4Q06 to US$ 76.8 million in the 4Q07. In 2007, Net Income fell to US$ 132.8 million, from US$ 204.7 million in 2006.
29 In US GAAP, Net Debt, which does not include the interest booked in the period, in the quarter increased 24.4% from US$ 246.8 million to US$ 307.1 million in the quarter.

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• As a result, Net Debt29 stood at R$ 555.0 million at the close of the year, up 4.7% over the R$ 530.3 million recorded at the close of 2006. The net debt/EBITDA ratio fell from 0.83x to 0.69x over the last 12 months.

• Excluding the amortization of Finame financing, which does not materially affect the level of cash in initial years, the Company does not have any pressures to amortize debt principal before the end of 2010.

• Management is analyzing the possibility of contracting debt at favorable cost and terms in the amount of up to R$ 200 million, to be used mainly for the company’s inorganic growth.

• Cash disbursements for Investment (CAPEX) totaled R$ 231,9 million in the fourth quarter and R$ 770.4 million in the full year. Of the total CAPEX in 2007, R$ 235.3 million was allocated to the bidirectional and digitalization project and R$ 535.1 million to the company’s current investments. The higher expenditure on these projects owed to the strong growth in the digital base, which required more digital decoders. Of the portion allocated to current investment, 61% was for subscriber installations, 19% for expansion of capacity at the Data Center and node failure, 5% for construction and adaptation of the internal network, and 18% for IT and general investments.

• The Company continued to post a positive trend in all of its financial indicators, reflecting its improved operational efficiency, as shown in the box below:

Financial Ratios	4Q07	4Q06
EBITDA / Interest Expenses	5.92	3.76
Current Ratio	1.56	2.09
Net Debt / EBITDA	0.69	0.83
Net Debt/ Enterprise Value	0.07	0.06

EBITDA / Active Subscribers	$325	$298
Net Revenues/Active Subscribers	$1,172	$1,058

CAPITAL MARKETS

The Company’s shares traded on the São Paulo Stock Exchange (Bovespa) closed the year at R$ 21.70, a decline of 10% from yearend 2006. Average daily trading volume of the shares on the Bovespa in the quarter remained solid at R$ 65 million, up 118% in relation to the 4Q06. Average daily trading volume of the Company’s ADRs on the Nasdaq in the quarter rose significantly in the last three months, from US$ 1 million in the 4Q06 to US$ 10 million in the 4Q07. In 2007, average daily trading volume on the Bovespa was R$ 56 million, rising 56% in relation to 2006, while on the Nasdaq average daily trading volume rose 532% to US$ 7 million, from US$ 1 million in 2006.

The Board of Directors approved a capital increase via capitalization of the tax benefits resulting from the goodwill incorporated by the Company. The amount of the capital increase will be R$ 73.4 million, with the issue of common and preferred shares of equal unit value. The subscription price will be R$ 19.92 per share, which was calculated based on the average of the closing share price of the last thirty trading sessions with a deduction of 5%, which is common market practice. All shareholders will have right of first refusal to avoid dilution of their holdings.

ACQUISITION

On December 21, 2007, the Company announced the acquisition of the companies operating in the pay-TV and broadband internet access markets under the brand BIGTV. The acquisition is subject to approval by the National Telecommunications Agency (Anatel) and the value of the acquisition may be adjusted in accordance with the terms and conditions established by NET and by the Selling parties in the Share Purchase Agreement and Other Covenants, the payment of which will be made in cash on the settlement date of the operation.

BIGTV, through its operators, is an important provider of pay-TV and broadband internet access in Brazil, with operations in 12 cities in the states of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa).

At the end of September 2007, BIGTV had roughly 107,000 pay-TV subscribers and 56,000 internet broadband subscribers, with a network serving approximately 409,000 homes with total length of 3,000 kilometers.

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MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all Revenues were positively influenced by the depreciation in the U.S. dollar in relation to the Brazilian real. On the other hand, all costs and expenses were higher for the same reason. The average exchange rate in the 4Q07 was R$ 1.7828, compared to R$ 2.1518 in the 4Q06, representing local currency appreciation of 20.46% . In addition, while converting the results and the balance sheet from Brazilian GAAP, or BR GAAP, to US GAAP, U.S. accounting regulations are reflected according to the Financial Accounting Standards Board (FASB) and the complementary rules of the SEC, which resulted in the differences shown below.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	4Q07

EBITDA em BR GAAP (R$ million)	215.6

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	1.3
Subscribers sign-in costs	(1.0)
Programming costs	0.7
Advanced expenses	0.2
Other	(1.9)

EBITDA in US GAAP (R$ million)	214.9

Difference in EBITDA (US GAAP - BR GAAP)	(0.7)
EBITDA in US GAAP (US$ million)	120.5

Net Income in BR GAAP (R$ million)	95.6

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	(0.8)
Depreciation and Amortization	21.4
Income tax and social contribuition	3.8
Equity investee	15.5
Other	1.5

Net Income in US GAAP (R$ million)	137.0

Difference in Net Income (US GAAP - BR GAAP)	41.4
Net income in US GAAP (US$ million)	76.8
Sum may not mach due to rounding

• In US GAAP, Hook-up Revenue is deferred by the amount that exceeds client sign-in costs. If the difference is positive, this amount is booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in the 4Q07 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 1.3 million was recognized as the deferred hook-up revenue in this quarter, which is why revenue in the quarter in US GAAP is higher than in BR GAAP .

• In US GAAP, Client Sign-in Costs are deferred and include sign-in materials, personnel and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP this item was R$ 1.0 million higher than in BR GAAP.

• Previous program contracts renegotiations from December 2003 generated discounts conditional upon the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in the 4Q07 in US GAAP were R$ 0.7 million lower than in BR GAAP.

• The company paid a service supplier in advance. In US GAAP, this amount was fully booked, while in BR GAAP the amount was deferred and is being accounted for in the cost line. Operating Costs were thus R$ 0.2 million lower in US GAAP.

• Pursuant to the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 0.8 million lower than EBITDA under BR GAAP, totaling R$ 214.8 million (US$ 120.50 million) in the 4Q07.

• In US GAAP, the goodwill from the acquisition of companies is not amortized and, pursuant to SFAS 142 “Goodwill and Intangible Assets", is subject to an annual test to verify if the value of this goodwill is recoverable through future results. At the end of 2007, this test was carried out and did not indicate the need to write off the goodwill. Under BR GAAP, this goodwill is amortized monthly in accordance with the

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straight-line method. As a result, under US GAAP expenses with Depreciation and Amortization in the 4Q07 in US GAAP were R$ 21.4 million higher.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution owed. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this expense was R$ 3.8 million higher in US GAAP.

• Under US GAAP, the marking to market of the assets and liabilities resulting from the consolidation of Net Jundiaí and Net Criciúma increased the Company’s shareholders’ equity, generating revenue of R$ 10.8 million under the equity accounting method. In addition, the balance of goodwill from the Vivax acquisition was adjusted, which generated revenue of R$ 4.7 million under the equity accounting method. As a result, under US GAAP revenue under the equity accounting method was R$ 15.5 million higher in the 4Q07.

• Considering all these differences in accounting practices, Net Income in US GAAP came to R$ 136.9 million (US$ 76.8 million) in the 4Q07, lower than the R$ 95.6 million net income recorded in BR GAAP.

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UPCOMING EVENTS

1.	Conference Call – 4th Quarter 2007 Earnings Results

Date: February 1, 2008
BR GAAP (in Portuguese)
	1:00 PM (Brasília)	Dial in: +55 (11) 2188-0188
Replay: until 2/8/2007: (11) 2188-0188
Conference ID: NET
Live webcast at: http://www.ri.netservicos.com.br
BR GAAP (in English):
	2:00 PM (Brasília)	Dial in: +1 (973) 935-8893
Replay until 2/8/2007: +1 (706) 645-9291
Conference ID: 33038036
Live webcast at: http://www.ri.netservicos.com.br
2.	Public Meetings
São Paulo - APIMEC
Venue and date to be confirmed
Rio de Janeiro - APIMEC
Venue and date to be confirmed

3.	Expected Dates for Upcoming Results
(1st Quarter 2008) → April 23, 2008
(2nd Quarter 2008) → July 22, 2008
(3rd Quarter 2008) → October 21, 2008

The forward-looking statements contained in this document relating to the business outlook, projections of operating and financial results, and growth prospects of NET are merely estimates and as such are based exclusively on Management’s expectations for the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

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FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (unaudited)

Net Serviços de Comunicação S.A.
Income Statemet	4Q07	4Q06	2007	2006
Brazilian Corporate Law (R$ thousand) - non-audited
Revenues
Subscriptions	936,394	738,845	3,431,424	2,693,829
Sign-on and hookup-up fees	12,157	12,306	44,131	40,314
Other Revenues	85,211	46,501	284,371	170,221
PPV	29,512	21,698	103,906	72,487
Others	55,700	24,803	180,464	97,735
Gross Revenues	1,033,761	797,652	3,759,926	2,904,364
Services and other taxes	(235,035)	(178,957)	(858,068)	(637,711)
Net Revenues	798,726	618,695	2,901,858	2,266,653
Direct Operating Expenses	(383,693)	(286,091)	(1,379,663)	(1,055,950)
Programming & Royalties	(193,708)	(163,578)	(739,552)	(615,528)
Network Expenses	(42,908)	(32,904)	(137,802)	(116,859)
Customers Relations	(4,113)	(4,663)	(15,628)	(17,595)
Payroll and Benefits	(43,893)	(29,006)	(141,331)	(109,606)
Other Costs	(99,071)	(55,941)	(345,350)	(196,361)

Selling, General and Adminstrative Expenses	(190,760)	(150,872)	(735,619)	(541,354)
Selling	(69,980)	(55,169)	(260,441)	(210,860)
General & adminstrative	(109,948)	(105,763)	(418,898)	(356,703)
Other income/ (expense), net	(10,831)	10,060	(56,280)	26,209

Bad Debt Expenses	(8,640)	(5,919)	(37,645)	(30,651)
Non-recurring adjustment	-	-	55,323	-
EBITDA	215,633	175,813	804,254	638,697
EBITDA Margin	27%	28%	28%	28%

Depreciation and Amortization	(129,236)	(70,904)	(485,479)	(273,595)
Depreciation	(85,640)	(50,365)	(329,346)	(195,696)
Amortization	(43,596)	(20,538)	(156,133)	(77,899)
Operating Income/(Loss) - EBIT	86,398	104,910	318,774	365,101
EBIT Margin	11%	17%	11%	16%

Monetary indexation, net	(824)	186	(1,624)	(1,725)
Loss on exchange rate, net	10,748	5,223	56,176	24,818
Financial Expenses	(45,462)	(59,907)	(249,600)	(242,651)
Financial Income	18,416	15,160	80,267	63,881
Income (Loss) on sale of fixed assets	(2,689)	(4,101)	(6,569)	(6,665)
Other (non-operating)	(1,981)	205	(1,233)	965

Income/(loss) bef. tax, investees and min.ints.	64,604	61,675	196,193	203,726
Current income tax	(14,451)	(3,631)	(46,988)	(30,618)
Deferred income tax	45,407	(30,208)	(95,974)	(11,340)

Income/(loss) bef. investees, mmin. Ints	95,560	27,837	53,231	161,768
Non-recurring adjustment	-	-	154,560	(78,819)
Net Income	95,560	27,837	207,791	82,949

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NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q07%		4Q06%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	569,606	11.2%	602,856	12.8%
Account receivable from subscriber - net	132,328	2.6%	107,203	2.3%
Other receivables	44,932	0.9%	23,601	0.5%
Income tax recoverable	44,848	0.9%	36,715	0.8%
Deferred income tax	73,108	1.4%	97,592	2.1%
Prepaid expenses	25,583	0.5%	19,701	0.4%
Inventories	63,956	1.3%	54,663	1.2%
Total Current Assets	954,361	18.8%	942,331	20.1%
Investments	1,830,052	36.0%	1,694,073	36.1%
Net Property & Diferred	1,835,377	36.1%	1,498,928	31.9%
Other Assets	466,547	9.2%	557,666	11.9%
Judicial Deposits	23,326	0.5%	24,071	0.5%
Diferred taxes recoverable	433,844	8.5%	496,107	10.6%
Other receivables	9,377	0.2%	37,487	0.8%
Total Long-term Assets	4,131,976	81.2%	3,750,667	79.9%
Total Assets	5,086,337	100.0%	4,692,998	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	309,267	6.1%	246,319	5.2%
Provision for payables	9,893	0.2%	4,128	0.1%
Income tax payable	38,568	0.8%	24,142	0.5%
Short-term debt	19,736	0.4%	6,741	0.1%
Debentres	4,932	0.1%	5,729	0.1%
Payroll accruals	11,299	0.2%	7,910	0.2%
Other payable accounts	217,869	4.3%	156,807	3.3%
Tax accruals	73,697	1.4%	52,492	1.1%
Payroll provision	85,787	1.7%	72,289	1.5%
Other debts	58,385	1.1%	32,026	0.7%
Total Curret Liabilities	611,563	12.0%	451,777	9.6%

Long-term debt	519,975	10.2%	540,700	11.5%
Debentures	580,000	11.4%	580,000	12.4%
Taxes and contributions payable	4,503	0.1%	3,740	0.1%
Provision for contingencies	590,372	11.6%	523,377	11.2%
Future periods results	41,520	0.8%	29,491	0.6%
Total Long Term Liabilities	1,736,370	34.1%	1,677,308	35.7%

Total Liabilities	2,347,933	46.2%	2,129,084	45.4%

Capital Stock	5,466,968	107.5%	5,396,564	115.0%
Goodwill reserves	285,520	5.6%	355,924	7.6%
Accumulated Losses	(3,014,085)	-59.3%	(3,188,575)	-67.9%
Shareholders' Equity	2,738,403	53.8%	2,563,913	54.6%

Liabilities and Stockholders´ Equity	5,086,337	100.0%	4,692,998	100.0%

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NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	4Q07	4Q06	2007	2006
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	624,882	391,749	604,912	306,475

Results of the period	95,560	27,837	207,791	82,949
Non-recurring adjustments	-	-	(209,883)	(78,819)

Non-cash items	103,041	(4,076)	771,897	281,557
Exchange losses, monetary indexation and interest expenses, net	(307)	(14,293)	197	24,454
Depreciation and Amortization	129,236	70,904	485,479	273,595
Diferred income taxes	(45,407)	29,945	95,978	11,079
Estimated liability for tax, labor and civil claims and assesssments	(18,805)	(22,903)	29,371	(82,992)
Interest on loans, net	31,330	(73,719)	118,485	9,626
Gain (loss) on Hedge	2,340	5,349	33,397	37,254
Result on sale of assets, net	4,654	641	8,990	8,541
Decrease (Increase) in assets	(8,699)	(28,161)	(49,289)	26,092
Trade accounts receivable	8,091	(8,112)	(24,404)	(23,807)
Recoverable income taxes	(24,663)	(6,793)	(20,215)	6,069
Prepaid expenses	2,194	(4,875)	(3,608)	(8,595)
Inventories and others assets	14,396	926	(9,010)	(9,272)
Other Assets	(8,717)	(9,307)	7,948	61,697
Increase (decrease) in liabilities	79,041	78,606	172,440	128,362
Accounts payables to Supliers and programmers	17,903	47,177	60,940	86,723
Income taxes payable	25,928	14,456	35,118	5,098
Payroll and related charges	7,111	7,710	16,803	31,276
Sales taxes, accrued expenses and other liabilities	28,099	9,263	59,579	5,265
Increase (decrease) in workine capital	70,342	50,445	123,151	154,454

Cash flow from investing activities	(249,237)	(222,502)	(840,606)	(553,010)
Acquisition of investments and advances to related companies, net of re	(17,270)	(4,229)	(71,101)	(4,229)
Acquisition of property and equipment	(231,920)	(219,502)	(770,412)	(550,529)
Proceeds from the sale of equipment	(47)	1,229	907	1,748

Cash flow from financing activities	(74,982)	359,403	(87,656)	251,612
Issuances	31,800	898,193	97,952	1,168,727
Repayments	(106,782)	(568,670)	(185,608)	(925,118)
Capital increase	-	29,880	-	88,680
Related parties transactions	-	-	-	(80,677)
Change in cash and cash equivalents	(55,276)	211,107	(35,306)	296,381

Cash and cash equivalents, end of the period	569,606	602,856	569,606	602,856

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FINANCIAL STATEMENTS IN US GAAP – Pro Forma (unaudited)

Net Serviços de Comunicação S.A.
Income Statement	4Q07	4Q06	2007	2006
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	523,954	340,815	1,768,318	1,229,661
Sign-on and hookup revenue, net	3,696	9,041	14,510	32,827
Gross sign-on and hookup fee revenue	2,987	5,673	12,246	18,390
Deferred sign-on and hookup fee revenue,net	710	3,368	2,264	14,437
Other Revenues	51,351	22,579	154,419	77,640
PPV	20,343	9,925	59,472	33,140
Others	31,008	12,655	94,947	44,501
Gross Revenues	579,001	372,435	1,937,247	1,340,128
Services and other taxes	(131,566)	(82,629)	(441,920)	(291,549)
Net Revenues	447,436	289,806	1,495,327	1,048,579

Direct Operating Expenses	(215,494)	(132,323)	(709,477)	(483,549)
Programming & Royalties	(108,160)	(72,666)	(378,435)	(279,292)
Network Expenses	(20,857)	(17,428)	(65,956)	(66,814)
Customers Relations	(2,298)	(2,430)	(8,009)	(8,012)
Payroll and Benefits	(24,556)	(13,771)	(71,797)	(43,380)
Others	(59,622)	(26,028)	(185,281)	(86,050)

Selling, General and Administrative Expenses	(106,558)	(67,533)	(355,900)	(247,945)
Selling	(39,201)	(25,600)	(135,227)	(96,815)
General & administrative	(61,564)	(45,180)	(214,837)	(161,163)
Other income/(expense), net	(5,793)	3,247	(5,836)	10,034

Bad Debt Expenses	(4,843)	(2,752)	(16,768)	(14,031)

EBITDA	120,541	87,199	413,182	303,054
EBITDA Margin	27%	30%	28%	29%

Depreciation and Amortization	(60,524)	(37,723)	(219,285)	(123,968)
Depreciation	(54,200)	(27,653)	(202,761)	(109,488)
Amortization	(6,324)	(10,070)	(16,525)	(14,480)
Loss on write-down of equipment, net	(1,457)	513	(6,483)	-
Operating Income/(Loss) - EBIT	58,560	49,989	187,414	179,086
EBIT Margin	13%	17%	13%	17%

Monetary indexation, net	(295)	85	(150)	(773)
Loss on exchange rate, net	4,757	2,018	28,245	11,959
Financial expenses	(24,409)	(23,580)	(104,210)	(98,399)
Financial income	10,294	48,312	40,834	69,812
Other (non-operating)	(243)	(1,901)	(3,518)	(1,779)

Income/(loss) bef. tax, investees, min. ints.	48,664	74,923	148,615	159,906
Current income tax	(8,026)	(1,499)	(21,020)	(13,282)
Deferred income tax	27,466	52,860	(4,151)	86,352

Income/(loss) bef. Investees, min.ints.	68,104	126,284	123,444	232,976
Equity in earnings	8,703	6,678	9,495	(28,295)
Minority Interest	(37)	(4,795)	(99)	-
Net Income (Loss)	76,770	128,167	132,840	204,681

4Q07 Earnings Results
January 31st , 2008
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Page 16 of 17

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q07%		4Q06%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	319,063	10.2%	56,914	2.7%
Short term investments	2,512	0.1%	222,209	10.6%
Accounts receivable	181,371	5.8%	102,132	4.9%
Inventories	36,107	1.2%	24,543	1.2%
Other	6,894	0.2%	11,065	0.5%
Income tax recoverable	25,319	0.8%	16,834	0.8%
Deferred income tax	36,053	1.2%	41,830	2.0%
Prepaid expenses	13,962	0.4%	9,183	0.4%
Total current assets	621,281	19.9%	485,710	23.3%

Investments and advances to investees	-	0.0%	54,938	2.6%
Goodwill on acquisition of subsidiaries	941,922	30.1%	473,837	22.7%
Net property and equipment	998,872	32.0%	705,394	33.8%
Other assets	563,838	18.0%	368,385	17.6%
Judicial Deposits	96,574	3.1%	65,319	3.1%
Deferred and recoverable taxes	151,447	4.8%	210,302	10.1%
Intangible assets	308,575	9.9%	77,324	3.7%
Other receivable	7,242	0.2%	15,440	0.7%
Total Long-term assets	2,504,632	80.1%	1,602,554	76.8%

Total assets	3,125,913	100.0%	2,087,264	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	174,566	5.6%	114,889	5.5%
Provision for payables	13,825	0.4%	7,568	0.4%
Income taxes payable	20,734	0.7%	10,933	0.5%
Short-term debt	7,774	0.2%	1,788	0.1%
Interest payable	6,153	0.2%	4,045	0.2%
Deferred Revenue	88,193	2.8%	52,043	2.5%
Payroll and contributions payable	6,381	0.2%	3,693	0.2%
Other payables and accruals	105,327	3.4%	88,461	4.2%
Tax accruals	41,592	1.3%	24,480	1.2%
Payroll provision	48,465	1.6%	33,779	1.6%
Other debts	15,270	0.5%	30,202	1.4%
Total Current Liabilities	422,953	13.5%	283,420	13.6%

Long-term debt	293,500	9.4%	252,900	12.1%
Debentures	327,443	10.5%	271,282	13.0%
Deferred sign-on, hookup fee and programming benefit	30,841	1.0%	22,987	1.1%
Taxes and payables and accruals	47,523	1.5%	1,771	0.1%
Total Long-term liabilities	699,307	22.4%	548,940	26.3%

Provision for contigencies	379,946	12.2%	277,511	13.3%

Capital stock - preffered and common shares	3,319,301	106.2%	3,077,316	147.4%
Additional paid-in-capital	79,188	2.5%	106,469	5.1%
Accumulated deficit	(1,804,601)	-57.7%	(1,926,755)	-92.3%
Accumulated other comprehensive loss, net	29,819	1.0%	(279,637)	-13.4%
Shareholders' equity	1,623,707	51.9%	977,393	46.8%

Total Liabilities and Shareholders'Equity	3,125,913	100.0%	2,087,264	100.0%

4Q07 Earnings Results
January 31st , 2008
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Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	4Q07	4Q06	2007	2006
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	335,480	60,804	61,872	26,199

Results of the period	76,772	122,465	188,897	234,587

Non-cash items	41,009	(99,752)	107,125	(39,208)
Equity in results of investees	(8,703)	(976)	(9,342)	(1,613)
Exchange losses, monetary indexation and interest expense, net	20,068	(39,739)	74,326	14,516
Depreciation and amortization	60,524	29,611	146,768	115,855
Deferred income taxes	(27,466)	(84,619)	(60,968)	(118,121)
Estimated liability for tax, labor and civil claims and assessments	(2,907)	(10,632)	(30,082)	(37,807)
Deferred sign-on and hook-up fee revenue	821	5,831	937	5,947
Amortization of deferred revenues	(1,891)	(3,973)	(16,355)	(18,437)
Purchase of short investments	(62)	5,575	(62)	-
Write off and disposal of assets, net	625	(830)	1,903	448
Non-cash compensation expense	-	-	-	4
Decrease (Increase) in assets	(22,450)	(84,438)	(11,166)	(67,579)
Trade accounts receivable	(6,748)	(4,112)	(21,605)	(18,969)
Recoverable icome taxes	(9,642)	26,457	(4,278)	31,821
Prepaid expenses and other assets	(6,060)	13,415	(26,335)	(6,860)
Restricted cash	-	(12,937)	46,627	33,690
Short-term investments	-	(107,261)	(5,575)	(107,261)
Increase (decrease) in liabilities	64,079	36,723	115,962	88,606
Accounts payable to suppliers and programmers	24,935	11,400	46,440	32,905
Income taxes payable	10,828	9,630	2,840	1,642
Payroll and related charges	4,158	(228)	18,773	14,387
Sales taxes, accrued expenses and other liabilities	24,158	15,921	47,909	39,672
Increase (decrease) in working capital	41,629	(47,715)	104,796	21,027

Cash flow from investing activities	(145,171)	(98,756)	(298,620)	(252,205)
Advances to related companies	-	(1,952)	-	(1,952)
Withdrawals of short-term investments	(3,489)	-	(3,489)	-
Acquistion of property and equipment	(146,814)	(106,766)	(304,187)	(264,139)
Proceeds from the sale of equipment	5,132	9,962	9,056	13,886

Cash flow from financing activities	(42,432)	112,797	(93,685)	61,544
Issuances	17,850	525,323	141,641	649,114
Repayments	(60,282)	(426,337)	(261,010)	(627,065)
Capital increase	-	13,811	25,684	39,495

Effect of exchange rate changes on cash	11,776	7,071	9,675	4,970

Change in cash and cash equivalents	(16,417)	(3,890)	18,188	30,715

Cash and cash equivalents, end of the period	319,063	56,914	319,063	56,914

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.